NEWS RELEASE

January 10, 2018

Nevsun Reports 2017 Production Results

Vancouver, BC –Nevsun Resources Ltd. (TSX:NSU) (NYSE American:NSU) (“Nevsun” or the “Company”) is pleased to report its 2017 fourth quarter and full year production results (100% basis) for the Bisha Mine in Eritrea for the year ending December 31, 2017.

Bisha Full Year 2017 Operating Highlights

  Produced 207.8 million pounds of zinc in zinc concentrate, at the top end of its guidance of 190-210 million pounds
  Produced 18.0 million pounds of copper in copper concentrate, below guidance of 20-30 million pounds
  Produced 55.1 million pounds of zinc in Q4 2017 as zinc recoveries continued to improve in H2 2017 from H1 2017
  Moved a record 5.3 million tonnes of material in Q4 2017

Peter Kukielski, Nevsun CEO, commented, “We continued to see positive results from our primary ore metallurgy improvement program in the second half of 2017 with zinc recoveries now consistently around 70%.  A specialist contractor was brought in to oversee heavy mining equipment maintenance, which resulted in improved equipment availability and allowed Bisha to move a record amount of waste in Q4. This completed the necessary catch up on stripping of the Bisha pit to allow the mine to access and process 100% fresh primary ore in 2018.”

Mr. Kukielski continued, “We look forward to providing the market with our 2018 outlook for both Bisha and Timok later this month.”

Preliminary Q4 2017 and full year 2017 operating results are summarized below:

Mining	Q4 2017	Full Year 2017
Ore mined, tonnes	362,000	2,050,000
Waste mined, tonnes	4,981,000	15,960,000
Strip Ratio (using tonnes)	13.8	7.8

Processing	Q4 2017	Full Year 2017
Ore milled, tonnes	520,000	2,233,000
Zinc feed grade, %	6.9%	6.2%
Copper feed grade, %	1.2%	1.0%
Recovery, % of zinc	69.3%	68.2%
Recovery, % of copper	31.0%	37.0%
Zinc in concentrate produced, tonnes	24,700	94,000
Zinc in concentrate produced, millions of pounds	55.1	207.8
Copper in concentrate produced, tonnes	1,700	8,000
Copper in concentrate produced, millions of pounds	4.1	18.0

Copper production in Q4 was, as in Q3, impacted by processing of stockpiled zinc-only ore (previously described as “boundary” material). Zinc-only ore does not result in any recovery of copper into copper concentrate.  Zinc-only ore was processed due to a shortage of fresh primary ore in the Bisha Main pit in H2 2017.

During the quarter, stripping levels increased to 5.0 million tonnes from an average of 3.7 million tonnes per quarter over the previous three quarters.  Waste stripping benefitted from shorter haulage distances due to in-pit waste dumping and from improved heavy mining equipment availability due to the employment of an experienced third-party in overseeing maintenance. Mining benches, walls and faces in the Bisha main pit continued to be re-established to improve mining efficiency with the goal of accessing 100% fresh primary ore in 2018.

The majority of new mining equipment announced in Q3 2017 and purchased in Q4 2017 will arrive on site during H1 2018. This equipment will replace aging equipment on site, improving mechanical availabilities which, along with continued in-pit dumping of waste, will assist the mine in meeting its planned material movement for the upcoming year.

Nevsun expects to release its 2018 outlook and production guidance later in January.

2017 Financial Results Release Date

Nevsun plans to release its annual 2017 and fourth quarter 2017 financial results on Thursday, March 1, 2018, after close of trading, with a conference call to follow on Friday, March 2, 2018 at 8am Vancouver / 11am Toronto, New York / 4pm London. Conference call details follow:

North America: 1 888-390-0546 / +1 416-764-8688 / +1 778-383-7413
UK: 0800 652 2435 (toll free)
Other International: +1 416-764-8688 / +1 778-383-7413

The conference call will be available for replay until March 9, 2018, by calling 1 888-390-0541 / +1 416-764-8677 and entering passcode 946987#.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone and 60.4% owner of the Timok Lower Zone in Serbia. The Timok Lower Zone is a partnership with Freeport-McMoRan Exploration Corporation (“Freeport”) which currently owns 39.6% and upon completion of any feasibility study, Nevsun Resources Ltd. will own 46% and Freeport will own 54%. Nevsun generates cash flow from its 60% owned copper-zinc Bisha Mine in Eritrea.  Nevsun is well positioned with a strong debt-free balance sheet to grow shareholder value through advancing Timok to production.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved.

Forward-looking statements are statements concerning the Company’s current beliefs, plans, objectives and expectations about the future, including but not limited to statements and information made concerning: statements relating to the business, prospects and future activities of, and developments related to the Company, anticipated production, processing and recoveries of zinc and copper, mineral reserve and resource estimates, mining efficiencies and access to mineral reserves, goals, strategies, future growth, planned future acquisitions and explorations activities, anticipated C1 cash costs to produce zinc or copper, resolution of metallurgical challenges from variable ore materials to produce concentrate and the ability to increase processing and recovery rates of zinc and copper, achievement of and timing for achievement of any key milestones including, planned mineral movement at the Bisha Mine. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea or Serbia, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the Company is unable to increase stripping to mine greater tonnages of primary ore or increase mining efficiencies; and (x) the metallurgical challenges on the variable ore materials being processed on a timely basis or at all or increase recovery rates of zinc and copper to initial design levels; and other risks that are more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2017, which are incorporated herein by reference. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our AIF for the year ended December 31, 2016, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Peter Kukielski” Peter Kukielski President & Chief Executive Officer	For further information, contact: Heather Taylor Nevsun Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: IR@nevsun.com Website: www.nevsun.com